EXHIBIT 99.1

Student Transportation Inc. Announces Inclusion on S&P/TSX Small Cap Index

BARRIE, Ontario, Sept. 28, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services, announced that it has been included on the S&P/TSX SmallCap Index effective after the close of trading September 21, 2012.

Standard & Poor's Canadian Index Operations announced the results of its annual review of the indices and the inclusion of Student Transportation Inc. on Friday, September 14, 2012.

Denis J. Gallagher, Chairman and Chief Executive Officer of the company, said, "Inclusion in this index is a great accomplishment for us and a confirmation of our successful track record as a public company. Our inclusion will provide additional exposure to institutional investors."

The S&P/TSX SmallCap Index provides an investable index for the Canadian small cap market. The index is float adjusted and market cap weighted, and was developed with industry input as the ideal benchmark for investors with small cap exposure in the Canadian equity markets. The Toronto Stock Exchange (TSX) serves as the distributor of both real-time and historical data for this index.

Profile

Founded in 1997, Student Transportation Inc. is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com